Exhibit 99.1

Enthusiast Gaming Partners with Coldplay on New ‘Higher Power’ Remix Launch

Launch will include a performance by Luminosity Gaming content creator and Grammy nominated artist ZHU, to celebrate his official remix of the band’s new hit single ‘Higher Power’

TORONTO, May 18, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX) (TSX:EGLX), (“Enthusiast Gaming” or the “Company”), announced today it has teamed up with Grammy-award winning international music superstars Coldplay to bring fans a fresh and unique musical experience to celebrate the band’s new single ‘Higher Power’.

The tie-up will provide unique musical and gaming content to the fan communities across the entire Enthusiast Gaming platform, with the band also being made honorary members of Team Luminosity.

The hour-long launch event to promote Coldplay’s new hit single ‘Higher Power’ will take place on Thursday, May 20, 2021 at 7:00pm EDT and will be livestreamed on Luminosity Gaming’s Twitch channel, https://www.twitch.tv/lgloyal. The event will include an appearance by Coldplay as well as a performance by Luminosity Gaming artist and Grammy award nominee ZHU who will play his official remix of the song. The event will also include a performance by Twitch sensation and Luminosity Gaming team member DJ Harley Fresh (aka Fresh).

“We are thrilled to announce this strategic relationship with Coldplay,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Coldplay are timeless, cross-generational musicians, and we look forward to serving as a bridge between them and our global gaming audience. While this is the first collaboration of its kind for us and in the gaming space, our platform provides immense opportunity for similar experiences in the future.”

Said Coldplay: “We’re proud to team up with Enthusiast and Luminosity Gaming to present Zhu’s hypnotic remix of Higher Power for the very first time.”

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

About Coldplay

Coldplay formed in London in late 1997. The band have gone on to become one of the planet’s most popular acts, selling more than 100 million copies of their eight Number One albums, which have spawned a string of hits including Yellow, Fix You, Viva La Vida, Paradise, A Sky Full Of Stars, Hymn For The Weekend, Something Just Like This and Orphans.

Earlier this month, the band released an acclaimed new single, ‘Higher Power’, which received its first play on the International Space Station by French astronaut Thomas Pesquet.

About ZHU

Born Steven Zhu and raised in the San Francisco Bay Area, ZHU began playing piano at an early age. After making his debut with “Moves Like Ms. Jackson”—a 2014 release that drew widespread attention despite ZHU deliberately concealing his identity—he dropped his debut EP The Nightday and soon earned a GRAMMY nomination for Best Dance Recording for his breakthrough single “Faded.” His 2016 debut album Generationwhy found ZHU illuminating his emotional life to a greater degree, in part by adding more of his lithe vocal work to the album’s channeling of desert psychedelia. He continued that sonic exploration on 2018’s Ringos Desert, which featured guests like TOKiMONSTA and Tame Impala. As his profile has risen, ZHU has passionately pursued his interest in fashion, playing an essential part in the design of his fashion-forward merch.

Download ZHU 2020 Press Image HERE

About Fresh

19-year-old Australian internet sensation, Harley Fresh aka “Fresh” started his internet career in government housing in Sydney’s Mt Druitt. Harley’s ascent from these humble beginnings is proof that with hard work and determination one can achieve anything. With over 18.5 million followers across all platforms, Harley is the biggest attraction on Twitch when a majority of the Western Hemisphere is asleep – his streams are viewed by 10’s of thousands around the world everyday. After joining Luminosity in March 2020, the Fortnite streamer and budding musician/producer also has an ep on the way. In Harley’s words ‘this is just the beginning’.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:
Carmela Antolino, Provident Communications
carmela@providentcomms.com
647-287-2286

For ZHU Media Inquiries please contact:
Nikki Crystal, Capitol Music Group
nicole.crystal@umusic.com

Forward Looking Statements

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This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward- looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast Gaming to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast Gaming, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward- looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.